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                                                                 EXHIBIT (5)(b)

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                      RIDER

                         MONTHLY DEDUCTION WAIVER (MDW)

1. WHAT IS YOUR BENEFIT? This rider provides for the waiver of monthly deduction charges, made against the policy's cash value, in the event the Insured becomes totally disabled, while this rider is in effect.

2. WHAT MONTHLY DEDUCTIONS WILL BE WAIVED? The monthly deductions for this policy which we will waive on each Monthly Deduction Day are:

       (a) the cost of insurance for each portion of the face amount of this policy on the Monthly Deduction Day on or just prior to the day on which disability began, for which a charge for this waiver rider was deducted;

       (b) the monthly contract charge, including any deferred contract charge; and

       (c)    the monthly cost of any riders in effect on that Monthly Deduction
              Day.

3. WHEN WILL MONTHLY DEDUCTIONS BE WAIVED? We will start to waive the monthly deductions for this policy as defined above, when proof is furnished that the Insured's total disability has gone on for at least 6 months in a row.

       If a total disability starts on or prior to the anniversary on which the Insured is age 60, we will waive all of the monthly deductions which we would have made during that total disability. If it goes on until the anniversary on which the Insured is age 65, we will waive, without further proof of total disability, all of the monthly deductions which we would have made if that total disability had continued until this policy ends.

       If a total disability starts after the anniversary on which the Insured is age 60, we will waive only those monthly deductions which we would make up to the anniversary on which the Insured is age 65.

       After we start to waive monthly deductions for a period of total disability, we will adjust the cash value of the policy to the level it would have been had the amount of any monthly deductions that we had already subtracted during that period had not been made.

4. HOW IS "TOTAL DISABILITY" DEFINED? "Total Disability" means that, during the first two years of disability, the Insured cannot do any of the essential acts and duties of his or her job because of disease or bodily injury. After the first two years of total disability, "Total Disability" means that the Insured, because of disease or bodily injury, cannot do any of the essential acts and duties of his or her job, or any other job for which he or she is suited based on schooling, training, or experience. If the Insured can do some but not all of these acts and duties, disability is not total and premiums will not be waived.

       If the Insured is a minor and is required by law to attend school, "Total Disability" means that because of disease or bodily injury, he or she is not able to attend school.

       "Total Disability" also means the Insured's total loss, starting while this rider is in effect, of the sight of both eyes or the use of both hands, both feet, or one hand and one foot.

5. WHAT ARE THE TOTAL DISABILITIES FOR WHICH MONTHLY DEDUCTIONS ARE NOT WAIVED? We will not waive monthly deductions in connection with any of these total disabilities:

       1. Those that start prior to the fifth birthday of the Insured, or start at a time when this rider is not in effect.

       2. Those that are caused by an injury that is self-inflicted on purpose.

       3. Those that are caused by any kind of war, declared or not, or by any act incident to a war or an armed conflict involving the armed forces of one or more countries while the


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                         MONTHLY DEDUCTION WAIVER (MDW)
                                   (CONTINUED)

              Insured is a member of those armed forces.

       4. Those that start on or after the policy anniversary on which the Insured is age 65.

6. HOW IS PROOF OF TOTAL DISABILITY ESTABLISHED? Written notice and proof of this condition must be given to us, while the Insured is living and totally disabled, or as soon as it can reasonably be done.

7. FOR HOW LONG MAY PROOF BE REQUIRED? As long as we waive monthly deductions we may require proof from time to time of the Insured's total disability. After we have waived monthly deductions for 2 years in a row, we will not need to have this proof more than once each year. As part of the proof, we may have the Insured examined, at our own expense, by a doctor we approve.

8. WHAT IS THE MONTHLY COST FOR THIS RIDER? The monthly cost for this rider is equal to (1) multiplied by (2) where:

       (1) is a percentage show in a separate table or tables on the Data page included in this policy. This percentage is based on the Insured's attained age, sex and risk classification; and

       (2) is the total deduction from the policy's cash value on each Monthly Deduction Day, as described in Section 7.5 of this policy.

       The total monthly cost for this rider is deducted on each Monthly Deduction Day when this rider is in effect, except during a period of total disability.

       It may happen that a period of total disability starts during a late period. In this case, before we will approve any claim, we will require that sufficient cash value be available to pay the monthly deduction charges, including any deferred contract charge, for the policy month or months that run from the beginning of the late period until the policy month in which total disability began.

9. DOES THIS RIDER HAVE CASH OR LOAN VALUES? This rider does not have cash or loan values.

10. IS THIS RIDER PART OF THE CONTRACT? This rider, when paid for, is made a part of the policy, based on the application for the rider.

11. WILL WE BE ABLE TO CONTEST THIS RIDER? We have no right to contest this rider after it has been in force during the lifetime of the Insured for 2 years from its date of issue, unless the Insured is totally disabled at some time within 2 years of the date of issue.

12. WHAT IS THE RIDER'S DATE OF ISSUE? When this rider is issued at the same time as the policy, the rider and the policy have the same date of issue. When this rider is added to a policy which is already in force, we also put in an add-on rider. The add-on rider shows the date of issue.

13. WHEN DOES THIS RIDER END? You can cancel this rider at any time. To do this, you must send the policy and your signed notice to us. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If this rider is still in effect on the anniversary on which the Insured is age 65, it will end on that date.

       This rider ends if the policy ends or is surrendered.


                                                     NEW YORK LIFE INSURANCE AND
                                                             ANNUITY CORPORATION




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